BRUCE S. MENDELSOHN
212.872.8117/fax: 212.872.1002
bmendelsohn@akingump.com

January 26, 2010

VIA EDGAR AND OVERNIGHT DELIVERY

Mark P. Shuman
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 4561
100 F Street N.E.
Washington, D.C. 20549

Re:	FriendFinder Networks Inc. Amendment No. 7 to Registration Statement on Form S-1 Filed on January 8, 2010 File No. 333-156414

Dear Mr. Shuman:

This letter is being submitted in response to the comments given by the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in your letter dated January 22, 2009 to Marc H. Bell, chief executive officer of FriendFinder Networks Inc. (the “Company”), with respect to the above-referenced registration statement (the “Registration Statement”). On behalf of the Company, we are authorized to provide the responses contained in this letter.

Where indicated below, requested changes have been included in Amendment No. 9 to the Registration Statement, which is being filed simultaneously with this response.

For your convenience, we set forth each comment from your letter in bold typeface and include the Company’s response below it. Page references contained in the Company’s responses are to the form of prospectus (the “Prospectus”) contained in Amendment No. 9 to the Registration Statement.

General

1.	If you intend to request acceleration prior to the inclusion of your financial statements for the year ended December 31, 2009, please include a recent developments section that summarizes your financial condition and results of operations for the recently completed quarter and fiscal year, and specifically discusses any unusual transactions, events or trends. To the extent that this information is not currently available then please indicate as such.

The Company notes the Staff’s comment. The Company respectfully submits that the Company does not have adequate information with respect to its financial condition and results of operations for the recently completed quarter and fiscal year available to be included in the Prospectus. The information currently available to the Company with respect to the recently completed quarter and fiscal year is not audited and is preliminary in nature. The Company believes that such information is not required to be disclosed and, importantly, is not appropriate for inclusion in the Prospectus because such information would present an incomplete picture that could be argued to be misleading. However, it is the Company’s belief that, based on currently available preliminary information, there do not appear to be any significant unusual transactions, events or trends from

Mark P. Shuman
Division of Corporation Finance
January 26, 2010

prior measurement periods, and indeed the information available with respect to the recently completed quarter is in line with the Company’s prior quarters in 2009.

The Company expects that its net revenue for the year ended December 31, 2009 will be approximately $327.5 million, as compared to $331.0 million from the prior year, which would represent a decrease of approximately 1.1%. The estimated net revenue for the year ended December 31, 2009 is also in line with the Company’s net revenue for the nine months ended September 30, 2009. The Company’s ability to reduce expenses resulted in an increase to income from operations for the year ended December 31, 2009 which is expected to be approximately $62.6 million, which would represent an increase of 781.7% from the year ended December 31, 2008. The estimated income from operations for the year ended December 31, 2009 is, however, in line with the Company’s income from operations for the nine months ended September 30, 2009. Included in the December 31, 2008 year end income from operations was $24.4 million of impairment expense. Excluding the impairment in 2008, income from operations would have been $31.5 million as compared to an estimated $62.6 million in 2009, which would result in a net increase to income from operations of 98.7% for the year ended December 31, 2009 as compared to 2008. The Company is currently in the process of obtaining the impairment analysis for the year ended December 31, 2009 as described below.

Consistent with prior years, the Company has engaged a third party valuation consultant to assist management in performing the annual test for impairment of the Company’s goodwill and other indefinite-lived intangible assets, as required by the authoritative literature (previously known as Statement of Financial Accounting Standards Number 142). Similarly, the Company has engaged this same third party valuation consultant to assist management in estimating the fair value of certain financial liabilities that were deemed extinguished and replaced based on guidance in the authoritative literature (formerly EITF 96-19). The third party valuation consultant is currently in the process of completing its work and analyzing its findings. At this time (and, of course, subject to receiving the consultants’ valuation analysis), the Company does not anticipate there will be any related adjustments. Given the limited amount and preliminary nature of information available to the Company at this time, the Company believes it is not appropriate to include a recent developments section in the Prospectus.

About our Company, page 1

2.	We note your additional disclosures on page 2 regarding the “average lifetime net revenue per subscriber.” Please clarify what you mean by “measurement period” as it relates to the ARPU and CPGA calculations. In this regard, it appears that ARPU is based on a monthly average and the measurement period for the CPGA calculations are for the full period for which you are reporting (i.e. annual, year-to-date). If so, then please revise your disclosure, particularly with regards to the ARPU calculations, to clarify this. Also, revise to include the average lifetime (in months) of a subscriber used in your calculations.

The Company notes the Staff’s comment. ARPU is defined on page 1 of the Prospectus as a monthly measurement and consistently appears as a monthly measurement. CPGA is a calculation of the Company’s cost to acquire a new subscriber for the measurement period indicated. On page 2, the Company indicates the CPGA metrics presented are for the nine months ended September 30, 2008 and the nine months ended September 30, 2009. Elsewhere in the Prospectus, the Company provides CPGA calculations for a twelve month period (which corresponds to the measurement period then discussed). Providing the CPGA for the full period for which the Company is reporting

Mark P. Shuman
Division of Corporation Finance
January 26, 2010

informs how the calculation of Average Lifetime Net Revenue per Subscriber is determined. As indicated, this calculation takes monthly ARPU multiplied by the average number of months a subscriber maintains a subscription (in other words the lifetime revenue), less the cost of acquiring that subscriber. Therefore CPGA is directly correlated with the lifetime revenue, not monthly ARPU.

The Prospectus has been amended to disclose that the Company’s subscribers maintain their subscriptions on average for approximately six months and to clarify that ARPU is a monthly calculation. Please see pages 1 and 106 of the Prospectus.

Dividend Policy, page 42

3.	Based upon your estimated IPO proceeds, it does not appear that you will be able to repay all of the debt associated with completing your Various acquisition. In addition, we note your disclosure that you are limited by the restrictions in your note agreements, as amended, on declaring dividends, and INI and Various are restricted in their ability to distribute income up to you. Tell us how you considered the requirements of Rule 4-08(e)(3) of Regulation S-X to include a discussion of these restrictions in the financial statement footnotes, and of Rule 5-04 of Regulation S-X in determining whether audited financial information for the parent company is required. Please provide us with the calculations that support your conclusions in your response.

The Company notes the Staff’s comment. At December 31, 2008, the Company’s balance sheet reflected a stockholders’ deficiency of approximately $84.1 million. The Company’s subsidiary and the parent of Various, INI, is restricted by its debt agreements from making distributions to the Company. INI’s consolidated balance sheet at December 31, 2008 reflected a stockholder’s deficiency of approximately $18.6 million after elimination of intercompany balances and accordingly, has no restricted net assets.(a) Given that there are no consolidated net assets at both the Company on a consolidated basis or restricted net assets at INI on a consolidated basis, the disclosures under Rule 4-08(e)(3) of Regulation S-X would not apply nor would the condensed financial information of the parent company required by Rule 5-04 of Regulation S-X be required. We note, however, the nature of the restrictions and the least restrictive amount available to be transferred to the Company by INI in the form of cash dividends, loans or advances are described in Note J to the December 31, 2008 consolidated financial statements (see the fifth paragraph of note J(a)).

(a)	Consolidated stockholder’s deficiency of INI and its subsidiaries at December 31, 2008 is calculated as follows (Dollars in thousands):

Total assets	$606,945
Total liabilities	(580,986)
Net assets	25,959
Less: receivable from parent included in total assets	44,600
Net assets after intercompany adjustments	$(18,641)

Capitalization, page 43

4.	As requested in prior comment 25 of our letter dated March 26, 2009, please provide us with your calculations that support the actual to pro forma information for cash and capital in excess of par and, to the extent considered necessary, you may want to clarify your disclosure to better explain adjustments made so readers can more easily reconcile them. Also, your use of proceeds discussion on page 41 indicates that $2.7 million of the

Mark P. Shuman
Division of Corporation Finance
January 26, 2010

proceeds will be used to pay waiver fees on the First and Second Lien Notes and $179.8 million will be used to repay the principal amount of the First Lien Notes. Tell us how the remaining $17.6 million of proceeds is reflected in your capitalization table.

The Company notes the Staff’s comment. The following table shows the calculations that support the actual to pro forma and pro forma as adjusted information for cash and capital in excess of par (dollars in thousands):

Cash
Actual		$25,306
Issuance of 6,021,827 shares of common stock resulting from the exercise of warrants at an exercise price of $0.0002		1
Pro forma		$25,307
Proceeds from sale of 20,000,000 shares of common stock at $11.00 (the midpoint of the range set forth on the cover of the prospectus)	$220,000
Less: Underwriting fees and discounts	(15,400)
Offering expenses paid from the proceeds of the offering	(4,500)
Waiver fees	(2,690)
Repayment of First Lien Senior Secured Notes including $17,575 of redemption premium	(197,410)
		—
Repayment of First Lien Senior Secured Notes using cash on hand		(20,066)
Pro forma as adjusted		$5,241
Capital in excess of par
Actual		$55,819
Issuance of 8,444,853 shares of common stock upon conversion of all of the outstanding shares of Series B Convertible Preferred Stock
Redemption value of Series B Convertible Preferred Stock	5,000
Less par value of 8,444,853 shares common stock issued at $0.001 per share	(9)
		4,991
Transfer to common stock resulting from the issuance of 6,021,827 shares of common stock resulting from the exercise of warrants at an exercise price of $0.0002
Par value of 6,021,827 shares of common stock issued upon exercise at $0.001 per share	(6)

Mark P. Shuman
Division of Corporation Finance
January 26, 2010

Proceeds from the issuance of 6,021,827 shares of common stock resulting from the exercise of warrants at an exercise price of $0.0002	1
		(5)
Pro forma		60,805
Reclassification of Series A Convertible Preferred Stock:
Liquidation preference	21,000
Par value of 1,766,703 at $0.001 per share	(2)
Proceeds from sale of 20,000,000 shares of common stock at $11.00 (the mid point of the range set forth on the cover of the prospectus)	220,000	20,998
Less: Portion of the proceeds allocated to common stock 20,000,000 shares at $0.001 per share	(20)
Underwriting fees and discounts	(15,400)
Offering expenses	(9,500)
		195,080
Pro forma as adjusted		$276,883

The remaining $17.6 million of proceeds is the redemption premium to be paid to the note holders of the First Lien Senior Secured Notes upon repayment of the principal amount such notes. This redemption premium will be a portion of the loss on extinguishment of such debt and is included in the accumulated deficit in the pro forma as adjusted column of the capitalization table. The calculations are as follows (Dollars in thousands):

	Principal Amount	Redemption Premium
Notes redeemed at 115% of principal amount	$85,830	$12,875
Notes redeemed at 105% of principal amount	94,005	4,700
Total	$179,835	$17,575

Dilution, page 45

5.	Please provide us with the calculations that support the $(586.4) net tangible book value deficiency at September 30, 2009.

The Company notes the Staff’s comment. Net tangible book value deficiency at September 30, 2009 is calculated as follows (Dollars in thousands):

Stockholders’ deficiency – actual	$(117,805)
Pro forma adjustments
Conversion of Series B Convertible Preferred Stock to common stock	5,000
Proceeds from the issuance of 6,021,818 shares of common stock resulting from the exercise of warrants at an exercise price of $0.0002	1
Pro forma stockholders’ deficiency	(112,804)

Mark P. Shuman
Division of Corporation Finance
January 26, 2010

Less intangible assets
Goodwill	(327,860)
Domain names	(55,240)
Trademarks	(17,873)
Other intangible assets, net	(55,043)
Deferred tax asset	(15,200)
Unamortized debt issuance costs	(2,445)
Net tangible book value deficiency	$(586,465)

Selected Consolidated Financial Data, page 49

6.	Revise to include pro forma earnings per share information (for the latest year and interim period) giving effect to the number of shares issued in this offering whose proceeds will be used to extinguish a portion of your outstanding First Lien Senior Secured Notes. Please ensure that the footnotes to your pro forma disclosures clearly support your calculations of both the numerator and denominator used in your pro forma disclosures. We refer you to SAB Topic 3.A by analogy and Rule 11-01(a)(8) and Rule 11-02(b)(7) of Regulation S-X. Additionally, your pro forma earnings per share information should also include the conversion of your Series B Convertible Preferred Stock that will occur upon consummation of your IPO pursuant to Rule 11-02(c)(4) of Regulation S-X.

The Prospectus has been amended to reflect the Staff’s comment. Please see pages 50 through 52 of the Prospectus.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 81

7.	Your disclosure on page 83 indicates that your estimated outstanding debt balance as of December 31, 2009 is $536 million, and it appears that there were significant increases and decreases within your 2006 Notes, 2005 Notes, Subordinated Term Loan Notes, First Lien Senior Secured Notes, and Subordinated Convertible Notes from September 30, 2009 to December 31, 2009. Please revise your disclosure to explain what these changes were attributed to and tell us how you considered disclosing this activity in your subsequent events footnote.

The Prospectus has been amended to reflect the Staff’s comment. Please see pages 84 and 170 of the Prospectus. The Company respectfully submits that the changes in the outstanding principal amounts of the 2006 Notes, 2005 Notes, Subordinated Term Loan Notes and Subordinated Convertible Notes from September 30, 2009 to December 31, 2009 are already disclosed in the subsequent events footnote on page F-40, which describes the amendment and waiver fees and adjustments in principal amount made on October 8, 2009 in connection with the waivers and amendments to the Company’s note agreements.

Mark P. Shuman
Division of Corporation Finance
January 26, 2010

Executive Compensation, page 129

Compensation Discussion and Analysis, page 129

8.	Please add executive compensation information for the fiscal year ended December 31, 2009, your last completed fiscal year. See 217.11 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations of Regulation S-K. Ensure that you address material changes in compensation policies and payments/awards between 2008 and 2009.

The Prospectus has been amended to provide the executive compensation information for the 2009 fiscal year. There were no material changes in compensation policies between 2008 and 2009. Please see pages 130 through 142 of the Prospectus.

Principal Stockholders, page 141

9.	For each principal stockholder that is a legal entity, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares held by that shareholder. See Instruction 2 to Item 403 of Regulation S-K. For example, but without limitation, we note that you have not provided this disclosure for Del Mar Asset Management, LP, Del Mar Master Fund, Ltd., and Epic Distressed Debt Opportunity Master Fund Ltd.

The Prospectus has been amended to reflect the Staff’s comment to the extent that such information has been made available to the Company. Please note that many of the entities listed as principal stockholders are entities with respect to which the Company has no first hand knowledge. Please see pages 144 through 146 of the Prospectus.

*    *    *    *    *

Mark P. Shuman
Division of Corporation Finance
January 26, 2010

For your convenience, we have supplementally provided you with (i) four copies of Amendment No. 9 to the Registration Statement and (ii) four blacklined copies of Amendment No. 9 to the Registration Statement reflecting the changes made to the January 8, 2010 filing of Amendment No. 7 to the Registration Statement, and with each comment hand-marked next to the relevant revised language.

Thank you for your consideration. If you have any further questions or comments, please contact me at (212) 872-8117.

Sincerely,

/s/ Bruce S. Mendelsohn

Bruce S. Mendelsohn

cc: Marc H. Bell